UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14A

                 PROXY STATEMENT PURSUANT TO SECTION 1434 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)



Filed by the Registrant [ ]
Filed by a Party other than the Registrant [x]

Check the appropriate box:

[x] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule
   14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials


[ ] Soliciting Material Pursuant to ss.240.14a-12


                         FIRSTPLUS FINANCIAL GROUP, INC.
                (Name of Registrant as Specified in its Charter)

              JAMES T. CAPRETZ, ROBERT D. DAVIS, GEORGE R. EBERTING
               RUPEN GULENYAN, JAMES P. HANSON, DANFORD L. MARTIN
                      The FPFX SHAREHOLDER VALUE COMMITTEE)
      (Name of Person(s) Filing Proxy Statement, if other than Registrant)


Payment of Filing Fee (Check the appropriate box):
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[ ] Fee paid previously with preliminary materials.


[ ] Check box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing for which the offsetting fee was
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    number, or the Form or Schedule and the date of its filing.


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                     As filed with SEC on September 21, 2005



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


                      THE FPFX SHAREHOLDER VALUE COMMITTEE
                7 Egret Lane, Aliso Viejo, CA 92656, 877-639-3739

September __ 2005

Dear Fellow FirstPlus Financial Group, Inc Shareholder:

Pursuant to an order of the Second District Court of the State of Nevada (the "Nevada Court"), a Special Meeting of the Shareholders of FIRSTPLUS Financial Group, Inc. (the "Company") will be held on November 16, 2005. During the last seven years the Company has failed to file required SEC reports including but not limited to annual reports on Form 10-K and quarterly reports on Form 10-Q's, with their required accompanying audited and un-audited financial statements and has failed to hold shareholder meetings to elect directors as required by Nevada corporate law. As a result of the efforts of a group of shareholders calling ourselves FPFX Shareholder Value Committee (the "Committee"), together with the efforts of other shareholders, the Nevada court has ordered the Company to call and hold a meeting of shareholders to elect directors. The Committee consists of fellow shareholders James T. Capretz, Robert D. Davis, George R. Eberting, Rupen Gulenyan, James P. Hanson, and Danford L. Martin.

The Company's failure to file required reports and hold required shareholder meetings was the result of actions or inactions of the current board of directors and/or their predecessors. At the Special Meeting of Shareholders, the current directors will attempt to have themselves re-elected as directors of the Company. The Committee believes it is in the best interests of all shareholders of the Company to replace all current directors and appoint all new directors.

The Committee has nominated an opposing slate of director candidates consisting of James T. Capretz, Robert D. Davis, James P. Hanson, and Danford L. Martin. The Committee believes that it is imperative to replace the present Board of Directors, to attempt to salvage the substantial value of the Company that we believe still remains, and return that value to the current shareholders, who are the owners of the Company.

We invite you to attend the Special Meeting of Shareholders to be held at ___________________, Reno NV ______, on Wednesday, November 16, 2005 at 10:00
a.m., Pacific Standard Time.

Enclosed is a proxy statement describing the business to be transacted at the meeting, and a proxy card for use in voting at the meeting. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. Returning the proxy card does not deprive you of your right to attend the meeting and to vote your shares in person. We look forward to seeing you at the meeting.

                                   Sincerely,


                                   Danford L. Martin
                                   FPFX Shareholder Value Committee member, and
                                   Director Nominee

WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BEFORE IT IS VOTED BY DELIVERING A LATER-DATED PROXY CARD, OR BY VOTING IN PERSON AT THE MEETING. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.


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


                                PRELIMINARY COPY
                              SUBJECT TO COMPLETION

                                 PROXY STATEMENT
                        FPFX SHAREHOLDER VALUE COMMITTEE

            FOR SPECIAL MEETING OF SHAREHOLDERS TO ELECT DIRECTORS OF
                         FIRSTPLUS FINANCIAL GROUP, INC.

To Our Fellow FIRSTPLUS Financial Group, Inc. Stockholders:

General

         Pursuant to an order of the Second District Court of the State of Nevada (the "Nevada Court"), a Special Meeting of the Shareholders ("Special Meeting") of FirstPlus Financial Group, Inc. ("FirstPlus" or the "Company") will be held at 10:00 a.m. on November 16, 2005. The Special Meeting will be held at ___________________, Reno, NV ____________.

         This Proxy Statement and the accompanying proxy card ("Committee Proxy Card") are being furnished to shareholders ("Shareholders") of FirstPlus Financial Group, Inc. in connection with the solicitation of proxies by the FPFX Shareholder Value Committee (the "Committee). The Committee consists of your fellow Stockholders James T. Capretz, Robert D. Davis, George R. Eberting, Rupen Gulenyan, James P. Hanson, and Danford L. Martin.

         The date of this proxy statement is September __, 2005. The FPFX Shareholder Value Committee intends to mail the proxy statement and the attached proxy card to the Shareholders of FirstPlus on or about October __, 2005.

         This Proxy Statement and the enclosed Committee Proxy Card are being furnished to you, the Shareholders of FirstPlus, in connection with the solicitation of proxies by the Committee for use at the Special Meeting and at any adjournments, postponements or rescheduling thereof.

         The Committee is proposing and soliciting proxies in support of a slate of four nominees ("Committee Nominees"), to stand for election to the Board of Directors at the Special Meeting. If we become aware of additional director positions to be voted upon at the Special Meeting, or other matters that are to be considered at such meeting in addition to the election of directors, we anticipate that these proxy materials will be modified in response to such changes.

         The Committee Nominees are James T. Capretz, Robert D. Davis, James P. Hanson, and Danford L. Martin, and they will be standing for election in opposition to the nominees of the current Board of Directors.

THE COMMITTEE URGES YOU TO VOTE "FOR" THE COMMITTEE NOMINEES ON THE ENCLOSED COMMITTEE PROXY CARD.

         As discussed in more detail under the heading "Election of Directors" in this Proxy Statement, Shareholders who vote on the Committee Proxy Card will be able to vote for the election of the four Committee Nominees. The Committee Nominees, if elected, will constitute all of the members of the Board of Directors.


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

Record Date

         Only Shareholders of record at the close of business on _______________, 2005 (the "Record Date") are entitled to notice of, and to vote at, the Special Meeting. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Special Meeting is shares of the Company's voting common stock (the "Voting Common Stock"). Based on information disclosed by the Company, at the close of business on July 28, 2005, 45,340,090 shares of FirstPlus' common stock were entitled to vote.

Voting and Proxy Procedures

         Only Shareholders of record on the Record Date will be entitled to notice of and to vote at the Special Meeting. Each share is entitled to one vote. Shareholders who sell shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Special Meeting even if they sell such shares after the Record Date. Based on publicly available information, the Committee believes that the only outstanding class of securities of FirstPlus entitled to vote at the Special Meeting is the Voting Common Stock.

         Shares represented by properly executed Committee Proxy Cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Committee Nominees to the FirstPlus Board of Directors and, in the discretion of the persons named as proxies, on all other matters as may properly come before the Special Meeting.

         We are asking you to elect our Committee Nominees. The enclosed Committee Proxy Card may only be voted for our Committee Nominees and does not confer voting power with respect to the Company's nominees. Accordingly, you will not have the opportunity to vote for any of FirstPlus' nominees on our Proxy Card. You can only vote for FirstPlus' nominees by signing and returning a proxy card provided by FirstPlus. Shareholders should refer to the Company's proxy statement for the names, backgrounds, qualifications and other information concerning FirstPlus' nominees. The participants in this solicitation intend to vote all of their Shares in favor of the Committee Nominees and will not vote their shares in favor of any of FirstPlus' nominees.

Quorum

         In order to conduct any business at the Special Meeting, a quorum must be present in person or represented by valid proxies. A quorum consists of a majority of the shares of Voting Common Stock issued and outstanding on the Record Date. All Shares that are voted "FOR", "AGAINST" or "ABSTAIN" (or "WITHHOLD" in the case of election of directors) on any matter will count for purposes of establishing a quorum and will be treated as shares entitled to vote at the Special Meeting (the "Votes Present"). Pursuant to the Company bylaws, the presence in person or by proxy of a majority of the voting power of shares entitled to vote at the Special Meeting will constitute a quorum for the transaction of business.

Votes Required For Approval

         A plurality of the total votes cast ("Votes Cast") by holders of the Shares for the Nominees is required for the election of directors and the four nominees who receive the most votes will be elected (assuming a quorum is present). A vote to "WITHHOLD" for any nominee for director will be counted for purposes of determining the Votes Present, but will have no other effect on the outcome of the vote on the election of directors.


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

         As of the date of this filing, the members of the Committee are the beneficial owners of 4,800,155 shares of common stock of FirstPlus or 10.6 % of the outstanding amount.

Abstentions

         Abstentions will count as Votes Present for the purpose of determining whether a quorum is present. Abstentions will not be counted as Votes Cast in the election of directors.

Broker Non-Votes

         Shares held in street name that are present by proxy will be considered as votes present for purposes of determining whether a quorum is present.

         The term "broker non-vote" refers to shares held in street name that are not voted with respect to a particular matter, generally because the beneficial owner did not give any instructions to the broker as to how to vote such shares on that matter and the broker is not permitted under applicable rules to vote such shares in its discretion because of the subject matter of the proposal, but whose shares are present on at least one matter. Such shares shall be counted as Votes Present for the purpose of determining whether a quorum is present, if voting instructions are given by the beneficial owner as to at least one of the matters to be voted on. Broker non-votes will not be counted as Votes Present with respect to matters as to which the record holder has expressly not voted. Accordingly, the Committee believes that broker non-votes will have no effect upon the outcome of voting on the election of directors.


IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE PROXY CARD AS SOON AS POSSIBLE.


Revocability of Proxies

         Any shareholder of the Company giving a proxy has the unconditional right to revoke his proxy at any time prior to the voting thereof either in person at the Special Meeting by delivering a duly executed proxy bearing a later date or by giving written notice of revocation to the company addressed to Jack Draper, President/CEO - FIRSTPLUS Financial Group, Inc., 5100 N. O'Connor Blvd, 6th Floor, Irving, TX 75039; no such revocation shall be effective, however, until such notice of revocation has been received by the Company at or prior to the Special Meeting.

         Although a revocation is effective if delivered to FIRSTPLUS, the Committee requests that photo-copies of all revocations be mailed to the Committee in care of Danford L. Martin, 7 Egret Lane, Aliso Viejo, CA 92656, so that the Committee will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

Information about Committee and Committee Nominees


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

         Information concerning the Committee and the Committee Nominees, who are the participants in this solicitation of proxies (the "Participants"), is provided in this proxy statement under the headings "Election of Directors" and "Information About the Participants."

Additional Information

THIS SOLICITATION IS BEING MADE BY THE COMMITTEE, AND NOT BY OR ON BEHALF OF THE BOARD OF DIRECTORS OF FIRSTPLUS. THERE IS NO ASSURANCE THAT THE COMPANY'S NOMINEES WILL SERVE (IF ELECTED) WITH ANY OF THE COMMITTEE'S NOMINEES.

         Your vote is extremely important in deciding the future of FIRSTPLUS. We urge you to mark, sign, date and return the enclosed proxy card to vote FOR the election of James T. Capretz, Robert D. Davis, James P. Hanson, and Danford
L. Martin and return it TODAY in the envelope provided (no postage is required if mailed in the United States).


WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY FIRSTPLUS. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BEFORE IT IS VOTED BY DELIVERING A LATER-DATED PROXY CARD, OR BY VOTING IN PERSON AT THE SPECIAL MEETING, OR BY DELIVERING TO FIRSTPLUS (ATTENTION: JACK DRAPER, 5100 N. O'CONNOR BLVD., 6th FLOOR, IRVING, TX 75039) WRITTEN NOTICE STATING THAT THE PROXY IS REVOKED. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.


         If you have any questions about giving your proxy or require assistance, please call: Danford Martin at (800) 688-7767 or (877) NEW-FPFX (877-639-3739).

                            REASONS FOR SOLICITATION

         Following are reasons the Committee is soliciting proxies from Company Shareholders to be voted in favor of the four (4) Committee Nominees: (1) Danford L. Martin, (2) James T. Capretz, (3) James P. Hanson, and (4) Robert D. Davis who are nominated for an opposing slate to Company nominated director candidates:

   o The Company has failed to hold an annual meeting or election of directors since March 1998.

   o The Company has also failed to provide audited financial statements to the shareholders for over seven (7) years.

   o Prior to the Court order for this Special Meeting, the Company had not filed annual reports on Form 10-K (as required by the Securities and Exchange Commission) since December 9, 1997. Also prior to the Court order for this Special Meeting, the Company had not filed a quarterly report on Form 10-Q (as required by the Securities and Exchange Commission) since November 16, 1998.

   o Because of the above, in March 2005, 73 shareholders of FirstPlus filed a Petition to order an election of directors of FirstPlus and a Complaint for equitable, declaratory, and injunctive relief in the matter captioned Danford L. Martin, et. al. v. FirstPlus Financial Group, Inc., et al., Case No. CV05-00465, pending in the Second Judicial District Court of the State of Nevada in and for the County of Washoe, as provided for by NRS 78.345: "NRS 78.345 Election of Directors by order of court upon failure of regular election.


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   1. If any corporation fails to elect directors within 18 months after the last election of directors required by NRS 78.330, the district court has jurisdiction in equity, upon application of any one or more stockholders holding stock entitling them to exercise at least 15 percent of the voting power, to order the election of directors in the manner required by NRS 78.330.
   2. The application must be made by petition filed in the county where the registered office of the corporation is located and must be brought on behalf of all stockholders desiring to be joined therein. Such notice must be given to the corporation and the stockholders as the court may direct.
   3. The directors elected pursuant to this section have the same rights, powers and duties and the same tenure of office as directors elected by the stockholders at the annual meeting held at the time prescribed therefore, next before the date of the election pursuant to this section, would have had."
The following Committee members participated in that Shareholder Petition:
Robert D. Davis, George R. Eberting, Rupen Gulenyan, James P. Hanson, and Danford L Martin. As a result of this, the Court ORDERED the Company to hold a Special Election of directors in Reno, Nevada (where the Court is located). The election of directors is scheduled for November 16, 2005.


   o The Company has failed to file federal income tax returns for the years 2002, 2003, and 2004.


   o The Company repeatedly made negative statements in press releases and 8-K filings such as: "At this time it is unlikely that FirstPlus Financial Group, Inc. will reconstitute any of its previous business plans such as originating mortgage loans, servicing mortgage loan portfolios, or investing in mortgage loan portfolios and Interest Only Strips. Additionally, there are no current plans to re-list FirstPlus Financial Group, Inc.'s common stock with any major stock exchange."


   o Despite the Company's repeated promises, it has failed to restate its financial statements for the three-year period ended September 30, 1997, and has failed to obtain audited financial statements for any period following September 30, 1997.

   o The engagement letter for the Company's current auditor merely provides for the auditor to audit the Company's balance sheet as of December 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for the periods ended December 31, 2003 and 2004. This leaves a black hole from October 1, 1994 through December 31, 2002.


         Summary - Because of the reasons stated above, the Committee believes that it is imperative to replace the present Board of Directors in an attempt to salvage our investment in the Company of the substantial value the Committee believe still remains, and return that value to the current shareholders, who are the owners of the Company. As a result, most of the Committee members participated in the Shareholder Petition described in the fourth bullet above. During the April 12, 2005 Hearing, Mr. Jack Draper (President of FirstPlus) introduced himself to several Shareholders (five or six). Among the Shareholders were three (Danford Martin, James Hanson, and George Eberting) who later became part of the "Committee". Danford Martin and James Hanson did not engage in conversation with Mr. Draper. Mr. Draper had a brief conversation with George Eberting.

Subsequently on July 13, 2005, a "Notice of Nomination" nominating seven (7) Directors was sent to the Company and their Counsel, as within the last two years, the Company had as many as 7 Directors. The Company's legal counsel notified the Committee's legal counsel that only 4 Directors will be elected at the up-coming special meeting. On July 27, 2005 a re-constituted Committee sent the Company a revision to the "Notice of Nomination" resulting with the nomination of four (4) Committee Nominees: (1) Danford L. Martin, (2) James T. Capretz, (3) James P. Hanson, and (4) Robert D. Davis who are nominated for an opposing slate to Company's nominated director candidates.

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                                  PROPOSAL ONE
                              ELECTION OF DIRECTORS

Nominees


         The authorized number of directors of the Company is currently established at four. All four (4) positions will be voted for at the Special Meeting. The Committee has nominated an opposing slate to replace the entire board because of their violations of shareholder rights noted above. The Committee Nominees have not been nominated by the Board. The Board has not held a shareholder meeting in over seven years, denying the Company shareholders of their right to vote. Also, there were no audited financial reports prepared over the same period.

                  If elected, the Committee Nominees intend to promptly perform a comprehensive review of the Company's past activities, in order to consider a course of action (and a more in-depth Business Plan) to maximize shareholder value. Furthermore the Nominees intend to hold annual shareholder meetings, oversee the issuance of audited financial statements, and keep shareholders and investors informed of the Company's progress, to the extent that available resources will allow.

         If elected, the Committee Nominees intend to consider alliances and/or mergers that would enhance shareholder value, to the fullest extent possible.

         Given the lack of audited financial reports and lack of shareholder meetings over the last seven years, the Committee believes that it is imperative to replace the present Board of Directors. Without access to audited financial statements over the past 7 years and current tax returns, there is no assurance that, even if our nominees are elected, they will be able to successfully carry out each of the items mentioned above.


         The Committee has nominated and solicits your vote to elect the following slate, who are running in opposition to the current Board.

                                Danford L. Martin
                                 James T Capretz
                                 James P. Hanson
                                 Robert D. Davis

         The following table sets forth the name, age, business address, present principal occupation and business experience for the past five years, and certain other information, with respect to each of the Committee Nominees. This information has been furnished by the respective Committee Nominees. Each of the Committee Nominees has consented to serve as a director and, if elected, would hold office until his successor is duly elected or until his earlier death, retirement, resignation or removal.


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  Name (age) Address          Business Experience
  ------------------          -------------------
Danford Martin (66)           Danford L. Martin spent 35 years in the computer
7 Egret Lane                  field of 'IS' (Information Systems) from 1967
Aliso Viejo, CA 92656         through 2002. He worked as a consultant to several
                              large corporations the last 10 years of that period. He was principal, Chief Financial Officer and Director of Millennium Information Services
                              Inc., an `IS' consulting firm in Southern
                              California from 1997 to 2002. Mr. Martin retired from Millennium Information Services and closed his business in December, 2002.

                              Mr. Martin has also been a licensed real estate broker in California since 1975 and is currently owner and broker of the residential real estate firm Pacific Horizons. He has extensive knowledge of residential sales, property evaluations, home mortgages and loans.

                              Mr. Martin served seven years in the US. Army, with special assignments to NATO - Greece, MAAG - Iran, and 5th Army Headquarters - Chicago.

                              Mr. Martin has been an investor in FirstPlus
                              Financial Group, Inc. since 1997.

James T. Capretz (65)         James T. Capretz has been a member of the
Capretz and Associates        Louisiana State Bar since 1963, and the California
5000 Birch St. West Tower     State Bar since 1969. He has been the principal of
Suite 2500                    the Newport Beach law firm of Capretz & Associates
Newport Beach, CA 92660       and earlier law firms he founded since 1970. He is
                              listed in the Martindale-Hubbell Bar Registry of Preeminent Lawyers. He was the only attorney in private practice named in the initial publication of the top 50 most influential business people in Orange County by the Orange County Business
                              Journal.

                              Mr. Capretz was the founder and Chairman of the Board of Western Interstate Bancorp, Inc., a financial service holding company based in Irvine, California, and Citizens Thrift and Loan, a California state charted thrift and loan company, until the two companies were sold in September, 1998 to FirstPlus Financial Group, Inc., whereupon Citizens Thrift and Loan became FirstPlus Bank. Mr. Capretz has had no relationships with FirstPlus or its subsidiaries subsequent to the sale.

                              Mr. Capretz serves as Special Counsel in the national product liability class action entitled Bowling vs. Pfizer, et al. in federal district court in Cincinnati, Ohio and he holds a position of responsibility in federal class district lawsuits across the United States, since 1992. He is a Special Master for the State Bar of California and serves as a Judge Pro Tem for the Orange County Superior Court and as a member of the Arbitration Panel of the Orange County Superior Court, since 1990. He is a member of the National Association of Securities Dealers Inc., Board of Arbitrators, since 1999. He periodically writes and lectures on topics of legal interest.

                              He holds a certificate of completion from the Harvard Law School Mediation Workshop for Lawyers. He was the founder of ProMediate, an alternative dispute resolution service, which was started in 1992 to resolve complex civil litigation matters.

Name (age) Address          Business Experience
------------------          -------------------
                              Mr. Capretz currently serves as a member of the St. Joseph Hospital Advisory Board and is a board member of the Holy Cross School in New Orleans, Louisiana. In the early 90's (1990 to 1992) Mr. Capretz was a director of Taylor Woodrow Construction Co., a California state wholly owned subsidiary of Taylor Woodrow, a publicly-held London, England corporation and of Saffel & McAdams, Inc., a commercial and industrial construction company that was based in Irvine, California. He has served as chairman of the XXIII Olympic Support Committee of the Orange County Bar Association and as a member of the bar's Real Estate section. He has also been a member of the Board of Directors of the Industrial League of Orange County; the Foundation Boards of St. Joseph's Hospital, the University of California at Irvine and the Orange County-wide Leadership Awards Committee for high school seniors, a program sponsored by the Irvine Company. He has been a member of the Chancellor's Club at the University of California at Irvine and at the University of California at Santa Barbara.


James Hanson (59)             James P. Hanson is a Certified Public Accountant
22973 Sutro Street            with the specialty designation of Personal
Hayward, CA 94541             Financial Specialist. His public accounting
                              practice, since 1975, is located in Hayward, California. The firm, James P. Hanson Accountancy
                              Corp., provides tax and accounting services as well as estate, retirement and personal financial planning services. Mr. Hanson is a 1968 graduate of Fresno State University.

                              Mr. Hanson is also a California Real Estate
                              Licensee actively involved in mortgage financing and refinancing. Mr. Hanson is a Registered Investment Advisor (RIA) and has Series 22 and 63 NASD Securities licenses.

                              Mr. Hanson has served on the Board of Directors of TriNet Employer Group, a San Leandro, California based human resource outsourcing firm, from 1990 to August, 2005.

                              Mr. Hanson has served on the Board of Directors of the Hayward California Chamber of Commerce on and off for the past 25 years, and has just begun serving as a Director of the Hayward Rotary Club. Mr. Hanson has been serving as a Director of the Southern Alameda County Estate Planning Council since 1996.

Name (age) Address          Business Experience
------------------          -------------------
                              Mr. Hanson also serves on the Board of Directors of St Rose Hospital Foundation as the Treasurer.

Robert D. Davis (74)          Robert D.  Davis  has been a  Certified  Public
809 Eastover Circle           Accountant from 1977 until retirement in
Deland, FL 32724              September, 1997.

                              Mr. Davis entered the United States Navy in 1948 as an Apprentice Seaman. He retired from the Navy in 1969 as an officer. During his naval career he was primarily involved in intelligence, administration and personnel. He served several tours in the Pentagon in the Department of Defense, and in the Office of Naval Intelligence.

                              In 1969, Mr. Davis attended the University of Georgia. In 1970, he graduated with a Bachelor of Science degree in Computers. He was in the top 6% of his graduating class in the College of Business. In 1971, he received the Master of Accountancy degree from the University of Georgia.

                              During the period 1972 through 1974, Mr. Davis was employed as an Assistant Professor of Accounting at Valdosta State University, and University of West Georgia. During the period 1975 - 1977, Mr. Davis was employed at South East Missouri State University as an Assistant Professor of Accounting.

                              In 1977, Mr. Davis passed the Certified Public Accountant examination in Missouri and was awarded the CPA certificate. Later that year he moved to Florida where he was issued a license as a CPA.

                              Mr. Davis has been a member of the DeLand area Lions Club and served various executive positions, including a term as President.

         If the Committee Nominees are elected and take office as directors, they intend to discharge their duties in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors. If the Committee Nominees are elected, they will not receive any compensation from the Company other than compensation regularly paid by the Company to its directors.

         Each of the Committee Nominees has consented to be named in this proxy statement and to serve as a director until the expiration of his or her respective term and until such nominee's successor has been elected and qualified or until the earlier resignation or removal of such nominee. We have no reason to believe that any of the nominees named above will be disqualified or unable or unwilling to serve if elected. However, if any of the nominees are unable to serve or for good cause will not serve, proxies may be voted for another person nominated by the Committee to fill the vacancy.

         Shares represented by properly executed Committee Proxy Cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted in favor of the election of the Committee Nominees to the Board, and in the discretion of the persons named as proxies on all other matters as may properly come before the Special Meeting.

         The Committee does not intend to present any business at the Special Meeting for a vote other than the matters set forth in the Notice and has no information that others will do so. If other matters requiring a vote of the stockholders properly come before the Special Meeting, it is the intention of the person's names in the accompanying form of proxy to vote the shares represented by the proxies held by them in accordance with their judgment on such matters.

Required Vote

         The four (4) nominees receiving the highest number of votes of the shares entitled to be voted for such nominees shall be elected as Directors. Votes withheld from any Director will be counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Special Meeting, but have no other legal effect upon election of Directors.


IF YOU WISH TO VOTE FOR THE ELECTION OF THE COMMITTEE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.


                 QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

HOW DO I VOTE IN PERSON?


If you owned shares of First Plus' common stock on the record date, _____________, 2005, you may attend the special meeting and vote in person. If you are not the record holder of your shares, please refer to the discussion following the question "What if I am not the record holder of my shares?" If you hold your shares in the name of a bank or broker, you will not be able to vote in person at the special meeting, unless you have previously specially requested and obtained a "legal proxy" from your bank or broker and present it at the special meeting.

WHEN YOU SIGN AND RETURN THE PROXY CARD YOU WILL BE VOTING FOR OUR NOMINEES TO SERVE AS DIRECTORS UNLESS YOU APPROPRIATELY MARK YOUR CARD OTHERWISE.

WE BELIEVE THAT IT IS IN THE BEST INTEREST OF SHAREHOLDERS TO ELECT OUR NOMINEES AT THE SPECIAL MEETING, AND STRONGLY RECOMMEND A VOTE "FOR" THE ELECTION OF EACH OF OUR NOMINEES AND "FOR" THE ADOPTION OF EACH OF OUR PROPOSALS (IF ANY).


HOW DO I VOTE BY PROXY?

To vote by proxy, you should complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope. To be able to vote your shares in accordance with your instructions at the special meeting, we must receive your proxy as soon as possible but in any event prior to the special meeting.

WHAT IF I AM NOT THE RECORD HOLDER OF MY SHARES?


If your shares are held in the name of a brokerage firm, bank nominee or other institution (a "Custodian"), only the Custodian can give a proxy with respect to your shares. You may have received either a blank, executed proxy card from your custodian (which you can complete and send directly to the Custodian or an instruction card (which you can complete and return to the Custodian to direct its voting of your shares). If your Custodian has not sent you either a blank, executed proxy card or an instruction card, you may contact the Custodian directly to provide it with instructions. If you need assistance, please contact the FPFX SHAREHOLDER VALUE COMMITTEE at the address and/or phone numbers set forth below.

If your shares are held in the name of a Custodian, and you want to vote in person at the special meeting, you may request a document called a "legal proxy" from the Custodian and bring it to the special meeting. If you need assistance, please contact the FPFX SHAREHOLDER VALUE COMMITTEE at the address and/or phone numbers set forth below.

                        FPFX Shareholder Value Committee
                              c/o Danford L. Martin
                                  7 Egret Lane
                              Aliso Viejo, CA 92656
                           877-NEW-FPFX (877-639-3739)


WHAT SHOULD I DO IF I RECEIVE A PROXY CARD?

Proxies are also being solicited by the incumbent management and board of FIRSTPLUS. If you submit a proxy to us by signing and returning the enclosed proxy card, then you should NOT sign or return the proxy card (or follow any voting instructions) provided by the incumbent management and Board of FIRSTPLUS unless you intend to change your vote, because only your latest-dated proxy will be counted.

If you have already sent a proxy card to FIRSTPLUS or your Broker, you may revoke it and provide your support for our nominees by signing, dating and returning the enclosed proxy card.

WHAT IF I WANT TO REVOKE MY PROXY?

If you have already given a proxy, you may revoke it at any time before it is voted on your behalf. You may do so in three ways:

   o by delivering a later-dated proxy directly to the Company or to us, the Committee; or

   o by delivering a written notice of revocation directly to the Company or to us; or

   o  by voting in person at the special meeting.

SHOULD I SUBMIT A PROXY IF I PLAN TO ATTEND THE SPECIAL MEETING?

Whether you plan to attend the special meeting or not, we urge you to submit a proxy card. Returning the enclosed proxy card will not affect your right to attend the special meeting and vote.

WHO CAN VOTE?

You are eligible to vote or to execute a proxy only if you owned shares of the Company's common stock on the record date for the special meeting, July 28, 2005. Even if you sell your shares after the record date, you will retain the right to execute a proxy in connection with the special meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares.

Based on information disclosed by the Company, at the close of business on July 28, 2005, 45,340,090 shares of FirstPlus' common stock were entitled to vote.

HOW MANY VOTES DO I HAVE?

With respect to each matter to be considered at the special meeting, each shareholder will have one vote for each share of First Plus's Voting Common Stock held by it on the record date.


HOW WILL MY SHARES BE VOTED?

If you give a proxy on the accompanying proxy card, your shares will be voted as you direct. If you submit a proxy to the Committee without instructions, their representatives will vote your shares in favor of all of our proposals. Submitting a proxy card will entitle our representatives to vote your shares in accordance with their discretion on matters not described in this proxy statement that may arise at the special meeting. As of the date of this proxy statement, we know of no such matters.

Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted it.


WHAT IS A "QUORUM" AND WHY IS IT NECESSARY?

Conducting business at the special meeting requires a quorum. For a quorum to exist, shareholders representing a majority of the outstanding shares entitled to vote must be present in person or represented by proxy. Under the Nevada Business Corporation Act, First Plus's articles of incorporation and bylaws, abstentions and broker non-votes are treated as present for purposes of determining whether a quorum exists.


WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AND HOW WILL VOTES BE COUNTED?

If a quorum is present, directors will be elected by a plurality of the votes cast. This means that the four (4) nominees receiving the highest number of votes will be elected as directors.

Broker-dealers do not have discretionary authority for beneficial owners in contested matters that are solicited by both contestants. Abstentions and broker non-votes with respect to beneficial owners solicited by the Committee on the one hand, or the Company, on the other hand, will not have the effect of a vote for or against the election of any nominees. The Company's articles of incorporation do not permit shareholders to cumulate their votes.

AM I ENTITLED TO APPRAISAL RIGHTS?


The Company shareholders do not have dissenter's rights of appraisal as a result of this solicitation or the adoption of any of the proposals included in this proxy statement.


HOW CAN I RECEIVE MORE INFORMATION?


If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please contact the FPFX Shareholder Value Committee, % Danford L. Martin, (800) 688-7757 or (877) NEW-FPFX (877-639-3739).

                         PROXY SOLICITATION AND EXPENSES

            The solicitation to which this proxy statement relates is being made by the Participants. The Participants may solicit proxies in person and by mail, press release, advertisements in newspapers, magazines and/or trade publications, telephone, telecopy, telegraph, electronic mail, Internet (World Wide Web) publication, television, radio and newspapers. The FPFX Shareholder Value Committee's website, www.fpfx.org (currently under construction) will be used to contain soliciting material. The internet message board at ragingbull.lycos.com (devoted for FirstPlus Financial Group stock, symbol FPFX) will be used to reference the Committee's website. No person identified above has or will receive compensation for soliciting proxies.

            The Participants plan to employ a proxy mailing Service Company to ask banks, brokers, custodians, nominees, other institutional holders and other fiduciaries to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. Those institutions will be reimbursed for reasonable expenses that they incur in connection with forwarding our materials and for processing proxy cards.

            The entire expense of this proxy solicitation is being borne by the Committee, except that FirstPlus has agreed to pay the actual cost of printing and mailing of Committee's proxy materials up to a cap of $20,000. The Committee may, particularly if the Committee Nominees are elected to FirstPlus' Board of Directors, seek reimbursement of its additional expenses from FirstPlus. The Committee does not intend to seek stockholder approval of any such reimbursement.

            Costs related to our solicitation of proxies include expenditures for printing, postage, legal services and other related items. Total expenditures are expected to be approximately $50,000 to $75,000. To date, the Committee has incurred approximately $13,598.00 in furtherance of our proxy solicitation.

                     INFORMATION CONCERNING THE PARTICIPANTS

         The Committee and the Committee Nominees for directors at the Special Meeting are "participants" (as defined in instruction 3 to Item 4 of Rule 14a-10l of the Exchange Act) in this proxy solicitation. Information relating to the beneficial ownership of common stock of FirstPlus by the participants in this solicitation and certain other information relating to the participants is set forth below and in Schedule I. None of the participants in this solicitation are party to any commercial dealings with FirstPlus or its subsidiaries required to be discussed pursuant to Schedule 14A promulgated under the Exchange Act, which governs the disclosure contained in this proxy statement.

         Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of FirstPlus; (iii) no participant in this solicitation owns any securities of FirstPlus which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of FirstPlus during the past two years; (v) no part of the purchase price or market value of the securities of FirstPlus owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of FirstPlus, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of FirstPlus; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of FirstPlus; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of FirstPlus' last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which FirstPlus or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (x) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by FirstPlus or its affiliates, or with respect to any future transactions to which FirstPlus or any of its affiliates will or may be a party; and (xi) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Special Meeting.

         In addition, other than as set forth in this Proxy Statement, there are no contracts, arrangements or understandings entered into by the Committee, or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition, other than as set forth in this Proxy Statement, none of the Committee Nominees nor members of the Committee, or any other participant in this solicitation or any of their respective associates has been engaged in contracts, negotiations or transactions with the Company or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets; or has had any other transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission.


         There are no family relationships between any of the Committee Nominee and any current director, executive officer, or Committee Nominee. However, Robert D. Davis is a brother of George T. Davis, a prior Director of the Company.

         The Committee members are unaware of any existing company agreements with change in control provisions that may be triggered by the election of our nominees.

         The following table sets forth the name, age, business address, present principal occupation and business experience during the past five years, the name and principal business of any corporation or other organization (in which such occupations and employment were carried out) for each Committee member who is not a nominee, who state that such corporations or organizations are not a parent or subsidiary or any affiliate of the Company.

Rupen Gulenyan (57)           Rupen Gulenyan has been a self-employed Enrolled
3040 E. Tremont Ave.,         Tax Agent since 1985. Being in taxation as an
Suite 201                     Enrolled Agent, Mr. Gulenyan has represented a
Bronx, NY 10461               number of taxpayers and business in tax filings at
                              the Federal and State level. Mr. Gulenyan, born in Istanbul, Turkey, came to the United States in January 1967, studied accounting and taxation in Bernard Baruch College until 1975. He became a naturalized citizen and made it possible for his parents, his two sisters and their spouses to immigrate to this country. Prior to his own practice, Mr. Gulenyan worked as an accountant for

                              ADP of New York, Branch Motor Express Co. and Columbia Pictures Inc. for about 8 years. Mr. Gulenyan has been an investor in FirstPlus Financial Group, Inc. since 1999.

George R. Eberting (70)       Mr. Eberting earned a B.A. in Business
732 Harvest Road,             Administration from the University of
Bothell, WA  98021            Administration from the University of Puget Sound,
                              Washington, in 1959. In 1964, Mr. Eberting earned an M.B.A. from the University of Washington. Mr.
                              Eberting served as Assistant Professor of Marketing and Business Statistics, Seattle
                              University, from 1967 to 1972. Mr. Eberting was
                              Vice President/Director of the original Cake &
                              Steak House, Inc. from 1972 to 1973. Mr. Eberting was President/Broker of Commercial property
                              Development Inc., from 1972 to 1981. Mr. Eberting served as President/Director of Eberting Foods, Inc., from 1981 to 1990. From 1990 through the present, Mr. Eberting has been an investor in real estate and owner/builder projects.


             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         The Committee members (James T. Capretz, Robert D. Davis, George R. Eberting, Rupen Gulenyan, James P. Hanson, and Danford L. Martin) each state that there are no Forms 3, 4 and 5 required to be filed by them.


                                  OTHER MATTERS

         The Committee is not aware of any business other than as set forth in this Proxy Statement that will be presented at the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named as proxies on the enclosed proxy card will vote on such matters in their discretion.


                                   SCHEDULE 1

               INFORMATION ABOUT PARTICIPANTS IN THIS SOLICITATION

         The following table sets forth information regarding the participants in this solicitation, including information with respect to the ownership of common stock of the Company by the individual members of the Committee. All the Company shares held by the Committee are the voting class of COMMON shares.

Title of        Name and address of beneficial owner            Amount and nature of beneficial    Percent of
Class                                                           ownership (1)                      class (2)
--------------------------------------------------------------------------------------------------------------

Common          James T. Capretz, Capretz and Assoc.                          11,297 (3)              0.02%
Voting          5000 Birch St. West Tower Suite 2500, Newport
                Beach CA  92660
Common          Robert D. Davis, 809 Eastover Circle, Deland FL              265,699                  0.6%
Voting          32724
Common          George R. Eberting, 732 Harvest Road, Bothell, WA            210,759                  0.5%
Voting          98021
Common          Rupen Gulenyan, Suite 201, 3040 E. Tremont Ave,            2,039,900                  4.5%
Voting          Bronx, NY  10461
Common          James P. Hanson, 22973 Sutro St., Hayward, CA                430,000 (4)              0.9%
Voting          94541
Common          Danford L. Martin, 7 Egret Lane, Aliso Viejo, CA           1,842,500                  4.1%
Voting          92656
--------------------------------------------------------------------------------------------------------------
TOTAL           FPFX Shareholder Value Committee                           4,800,155 (5)              10.6%

    (1)  These shares are owned of record or beneficially by the named persons.

    (2) We have been informed there are 45,340,090 Shares issued and outstanding.

    (3)  Mr. Capretz votes these shares as custodian for minors.

    (4)  280,000 owned by James P. and Kristy L. Hanson Living Trust
          19,000 owned by James P. Hanson SIMPLE IRA
          86,000 owned by James P. Hanson Accountancy Corp. Profit Sharing Pl #1 45,000 owned by James P. Hanson Accountancy

    (5) Pursuant to Rule 13d-5(b), the FPFX Shareholder Value Committee is deemed to have acquired beneficial ownership of all equity securities of the Company that are beneficially owned by its members, Danford L. Martin, James T. Capretz, James P. Hanson, Robert D. Davis, Rupen Gulenyan, and George R. Eberting.

         Except as set forth below, to the knowledge of the Committee, no participant in this solicitation has purchased or sold securities of the Company within the past two years:

James T. Capretz  Transactions during last 24 Months, NONE

Robert D. Davis Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
10/31/2003      5,000       FPFX     .09         $  459.22
10/31/2003      5,000       FPFX     .09         $  459.00
12/14/2004     10,000       FPFX     .06         $  610.99
12/28/2004      8,000       FPFX     .048        $  384.00
12/29/2004     10,000       FPFX     .05         $  500.00
12/29/2004     10,000       FPFX     .05         $  500.00
12/29/2004         10       FPFX     .05         $     .50
12/30/2004        320       FPFX     .05         $   16.00
12/30/2004     10,000       FPFX     .05         $  500.00
12/30/2004     10,000       FPFX     .05         $  500.00
12/30/2004      9,330       FPFX     .05         $  466.30
12/31/2004        660       FPFX     .05         $   33.00
02/01/2005     56,500       FPFX     .035        $1,988.49
03/04/2005      5,000       FPFX     .085        $  435.99

03/08/2005     10,000       FPFX     .085        $  860.99
03/10/2005     10,000       FPFX     .085        $  860.99
03/11/2005     10,180       FPFX     .078        $  805.03
04/13/2005     10,000       FPFX     .0975       $  975.00
04/13/2005     10,000       FPFX     .11         $1,100.00
05/06/2005      1,333       FPFX     .15         $  199.95
05/06/2005      5,000       FPFX     .15         $  750.00
05/06/2005      8,667       FPFX     .15         $1,300.00
06/10/2005      1,000       FPFX     .18         $  180.90
06/10/2005      4,500       FPFX     .18         $  821.05
06/13/2005      5,000       FPFX     .18         $  904.50
06/13/2005      5,000       FPFX     .18         $  911.50
06/17/2005        100       FPFX     .18         $   18.07
06/17/2005      3,600       FPFX     .18         $  651.24
06/17/2005      7,500       FPFX     .18         $1,363.75
06/20/2005      3,999       FPFX     .18         $  723.42
06/20/2005      1,001       FPFX     .18         $  188.08

George R. Eberting  Transactions during last 24 Months, Open Market,
Pink Sheets:
Date       Shares Bought   Symbol  Price/Share     Amount
12/04/2003     15,000       FPFX     .07         $1,050.00
12/04/2003     35,000       FPFX     .075        $2,625.00
03/01/2005     15,000       FPFX     .06         $  900.00
03/10/2005     22,458       FPFX     .07         $1,572.06
03/14/2005        701       FPFX     .065        $   45.57
03/15/2005        100       FPFX     .065        $    6.50
03/15/2005     25,000       FPFX     .065        $1,625.00
04/13/2005      5,000       FPFX     .095        $  475.00

Date        Shares Sold    Symbol  Price/Share     Amount
04/25/2005      2,000       FPFX     .18         $  360.00
04/25/2005     20,000       FPFX     .18         $3,600.00

Rupen Gulenyan Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
5/12/2004       1,500       FPFX     .08         $  129.99
5/12/2004       1,500       FPFX     .08         $  129.99
5/12/2004       1,000       FPFX     .08         $   89.99
5/12/2004       1,500       FPFX     .08         $  129.99
5/12/2004       1,000       FPFX     .09         $   99.99

James P. Hanson Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
12/03/03        1,000       FPFX      0.07       $   67.06
12/03/03        1,200       FPFX      0.07       $   80.47
12/03/03        5,000       FPFX      0.07       $  335.30
12/03/03        5,000       FPFX      0.07       $  360.30
12/03/03        5,000       FPFX      0.07       $  360.30
12/03/03        5,000       FPFX      0.07       $  360.30
12/03/03        5,000       FPFX      0.07       $  360.31
12/05/03        2,800       FPFX      0.08       $  225.95
12/30/03        5,000       FPFX      0.07       $  359.56
12/30/03        5,000       FPFX      0.07       $  334.56
12/30/03        5,000       FPFX      0.06       $  309.57
12/30/03        5,000       FPFX      0.06       $  309.56
01/27/04        5,000       FPFX      0.06       $  314.98
01/27/04        5,000       FPFX      0.06       $  314.97
11/29/04        1,500       FPFX      0.05       $   77.99
11/29/04        3,500       FPFX      0.05       $  181.98
11/29/04        5,000       FPFX      0.05       $  259.98
11/29/04       10,000       FPFX      0.06       $  619.95
11/29/04       10,000       FPFX      0.06       $  569.95
03/11/05       10,000       FPFX      0.07       $  709.95
04/13/05       10,000       FPFX      0.10       $1,009.95
04/13/05       10,000       FPFX      0.11       $1,059.95
04/13/05       10,000       FPFX      0.09       $  859.95
04/19/05       10,000       FPFX      0.15       $1,509.95
05/06/05        5,000       FPFX      0.16       $  809.95
05/24/05        5,000       FPFX      0.15       $  759.95
05/27/05        5,000       FPFX      0.15       $  759.95
08/18/05       10,000       FPFX      0.16       $1,609.95
Date         Shares Sold   Symbol  Price/Share     Amount
12/30/04        2,000       FPFX      0.04       $   88.01
12/30/04        3,000       FPFX      0.04       $  132.01
12/30/04        4,500       FPFX      0.04       $  198.01
12/30/04          500       FPFX      0.04       $   22.00
05/02/04        5,000       FPFX      0.20       $  990.00

Danford L. Martin Transactions during last 24 Months, Open Market, Pink Sheets. Trades are listed by settlement date. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
9/10/2003         300       FPFX       .08       $   29.00
9/17/2003       5,000       FPFX       .06       $  305.00
9/17/2003       1,000       FPFX       .06       $   65.00
9/19/2003       5,000       FPFX       .06       $  305.00
9/22/2003       5,000       FPFX       .06       $  305.00
9/23/2003       1,000       FPFX       .065      $   70.00
9/24/2003       1,000       FPFX       .065      $   82.00
10/02/2003      1,000       FPFX       .065      $   70.00
10/08/2003      5,000       FPFX       .065      $  330.00
11/25/2003      5,000       FPFX       .07       $  360.00
11/26/2003      5,000       FPFX       .07       $  355.00
11/26/2003      5,000       FPFX       .065      $  330.00
11/26/2003      1,000       FPFX       .07       $   75.00
1/07/2004       1,000       FPFX       .07       $   75.00
1/08/2004       5,000       FPFX       .075      $  385.00

1/08/2004       5,000       FPFX       .075      $  380.00
1/09/2004       5,000       FPFX       .075      $  385.00
1/09/2004       5,000       FPFX       .07       $  355.00
1/12/2004       5,000       FPFX       .07       $  360.00
1/13/2004       5,000       FPFX       .065      $  335.00
1/13/2004       5,000       FPFX       .065      $  330.00
1/13/2004       5,000       FPFX       .065      $  330.00
1/13/2004       5,000       FPFX       .065      $  335.00
1/13/2004       5,000       FPFX       .07       $  360.00
1/13/2004       5,000       FPFX       .065      $  330.00
1/13/2004       5,000       FPFX       .065      $  330.00
1/22/2004       1,000       FPFX       .07       $  075.00
1/23/2004         100       FPFX       .07       $   12.00
1/28/2004       5,000       FPFX       .07       $  355.00
1/28/2004       5,000       FPFX       .07       $  355.00
1/29/2004       5,000       FPFX       .07       $  355.00
2/03/2004         100       FPFX       .07       $   12.00
2/03/2004       1,000       FPFX       .07       $   75.00
2/06/2004         100       FPFX       .07       $   12.00
2/09/2004         100       FPFX       .07       $   12.00
2/10/2004         500       FPFX       .07       $   40.00
2/11/2004       4,500       FPFX       .07       $  320.00
2/17/2004       5,000       FPFX       .07       $  355.00
2/17/2004       5,000       FPFX       .07       $  355.00
2/18/2004       1,000       FPFX       .07       $   75.00
2/19/2004         100       FPFX       .07       $   12.00
2/19/2004       1,000       FPFX       .07       $   75.00
2/24/2004         900       FPFX       .07       $   68.00
3/09/2004       5,000       FPFX       .06       $  305.00
3/09/2004       5,000       FPFX       .06       $  305.00
3/09/2004       2,000       FPFX       .06       $  125.00
3/10/2004       5,000       FPFX       .07       $  355.00
3/12/2004       1,000       FPFX       .07       $   75.00
3/22/2004       5,000       FPFX       .06       $  310.00
3/24/2004       1,000       FPFX       .07       $   75.00
3/30/2004       5,000       FPFX       .06       $  305.00
3/30/2004       5,000       FPFX       .06       $  310.00
3/31/2004       4,000       FPFX       .06       $  245.00
4/01/2004       1,000       FPFX       .06       $   65.00
4/02/2004       1,000       FPFX       .06       $   65.00
4/07/2004       1,000       FPFX       .07       $   75.00
4/08/2004       5,000       FPFX       .07       $  355.00
4/20/2004       5,000       FPFX       .055      $  280.00
4/20/2004       1,000       FPFX       .055      $   60.00
4/20/2004       5,000       FPFX       .055      $  280.00
4/23/2004         300       FPFX       .07       $   26.00
4/28/2004       1,000       FPFX       .07       $   75.00
4/29/2004       5,000       FPFX       .06       $  305.00

4/29/2004       5,000       FPFX       .06       $  305.00
4/30/2004       5,000       FPFX       .06       $  305.00
4/30/2004       5,000       FPFX       .06       $  305.00
5/03/2004         300       FPFX       .063      $   23.90
5/04/2004       1,000       FPFX       .062      $   67.00
5/05/2004       1,000       FPFX       .062      $   67.00
5/06/2004         300       FPFX       .06       $   23.00
5/06/2004       5,000       FPFX       .055      $  280.00
5/06/2004       5,000       FPFX       .055      $  280.00
5/07/2004       5,000       FPFX       .06       $  305.00
5/10/2004       1,000       FPFX       .062      $   67.00
5/12/2004       1,100       FPFX       .062      $   73.20
5/14/2004       1,000       FPFX       .07       $   75.00
5/17/2004       1,000       FPFX       .08       $   85.00
5/18/2004       1,000       FPFX       .08       $   85.00
5/19/2004         300       FPFX       .08       $   29.00
5/25/2004       5,000       FPFX       .06       $  305.00
5/25/2004       5,000       FPFX       .06       $  305.00
5/25/2004       5,000       FPFX       .07       $  355.00
5/25/2004       1,000       FPFX       .06       $   65.00
5/25/2004       5,000       FPFX       .075      $  385.00
5/25/2004       5,000       FPFX       .06       $  305.00
5/25/2004       5,000       FPFX       .06       $  305.00
5/28/2004       5,000       FPFX       .08       $  405.00
6/01/2004       5,000       FPFX       .08       $  405.00
6/03/2004       1,000       FPFX       .08       $   85.00
6/04/2004       1,000       FPFX       .08       $   85.00
6/07/2004       5,000       FPFX       .08       $  405.00
6/09/2004       1,000       FPFX       .08       $   85.00
6/15/2004       1,000       FPFX       .08       $   85.00
6/30/2004       1,000       FPFX       .085      $   90.00
7/08/2004       1,000       FPFX       .085      $   90.00
7/12/2004       3,000       FPFX       .085      $  260.00
7/28/2004         100       FPFX       .08       $   13.00
7/29/2004         100       FPFX       .08       $   13.00
8/02/2004         100       FPFX       .08       $   13.00
8/05/2004         100       FPFX       .07       $   12.00
8/06/2004         400       FPFX       .07       $   33.00
9/15/2004       5,000       FPFX       .08       $  405.00
9/15/2004       5,000       FPFX       .08       $  405.00
10/07/2004      5,000       FPFX       .06       $  305.00
10/07/2004      5,000       FPFX       .06       $  310.00
10/07/2004      5,000       FPFX       .06       $  310.00
10/07/2004      5,000       FPFX       .075      $  380.00
10/07/2004        400       FPFX       .075      $   35.00
10/12/2004      5,000       FPFX       .07       $  360.00
11/10/2004      5,000       FPFX       .06       $  310.00
11/10/2004      5,000       FPFX       .06       $  310.00

11/10/2004      5,000       FPFX       .06       $  310.00
11/10/2004      5,000       FPFX       .06       $  305.00
11/10/2004      3,500       FPFX       .07       $  250.00
12/15/2004      5,000       FPFX       .04       $  210.00
12/15/2004      5,000       FPFX       .032      $  165.00
12/15/2004      5,000       FPFX       .032      $  165.00
12/15/2004      5,000       FPFX       .032      $  165.00
12/15/2004      5,000       FPFX       .032      $  165.00
12/15/2004      5,000       FPFX       .032      $  165.00
12/15/2004      5,000       FPFX       .032      $  165.00
12/15/2004      5,000       FPFX       .032      $  165.00
12/15/2004      5,000       FPFX       .032      $  165.00
12/15/2004      5,000       FPFX       .032      $  165.00
12/15/2004      5,000       FPFX       .06       $  305.00
12/15/2004      5,000       FPFX       .032      $  165.00
12/15/2004      5,000       FPFX       .038      $  197.50
12/15/2004      5,000       FPFX       .035      $  182.50
12/15/2004      5,000       FPFX       .04       $  205.00
12/15/2004      5,000       FPFX       .05       $  255.00
12/15/2004     40,000       FPFX       .055      $2,260.00
12/22/2004      4,000       FPFX       .07       $  285.00
12/28/2004      5,000       FPFX       .055      $  280.00
12/28/2004      5,000       FPFX       .055      $  280.00
12/28/2004      5,000       FPFX       .055      $  285.00
12/28/2004      5,000       FPFX       .055      $  280.00
12/29/2004      4,000       FPFX       .05       $  210.00
1/03/2005       5,000       FPFX       .05       $  255.00
1/04/2005       5,000       FPFX       .05       $  255.00
1/06/2005       2,000       FPFX       .05       $  105.00
1/10/2005       2,000       FPFX       .06       $  125.00
1/13/2005       5,000       FPFX       .04       $  215.00
1/13/2005       5,000       FPFX       .042      $  215.00
1/13/2005       5,000       FPFX       .042      $  215.00
1/13/2005       5,000       FPFX       .042      $  215.00
1/13/2005       5,000       FPFX       .042      $  215.00
4/18/2005      50,000       FPFX       .09       $4,575.00
4/28/2005         500       FPFX       .18       $   95.00
5/04/2005         500       FPFX       .19       $  100.00
5/04/2005         500       FPFX       .19       $  100.00
5/06/2005       1,000       FPFX       .20       $  205.00
5/11/2005       1,000       FPFX       .17       $  175.00
5/11/2005       1,000       FPFX       .17       $  175.00
5/17/2005         500       FPFX       .19       $  100.00
5/17/2005         500       FPFX       .22       $  115.00
5/18/2005         500       FPFX       .20       $  105.00
5/19/2005         250       FPFX       .20       $   55.00
5/20/2005         500       FPFX       .18       $   95.00
5/24/2005         500       FPFX       .18       $   95.00

5/25/2005         500       FPFX       .18       $   95.00
5/26/2005       1,000       FPFX       .18       $  185.00
5/27/2005         500       FPFX       .15       $   85.00
5/31/2005         500       FPFX       .18       $   95.00
6/01/2005       5,000       FPFX       .15       $  763.00
6/02/2005       5,000       FPFX       .15       $  760.00
6/02/2005       5,000       FPFX       .15       $  760.00
6/02/2005       5,000       FPFX       .15       $  755.00
6/02/2005       5,000       FPFX       .15       $  755.00
6/02/2005       5,000       FPFX       .15       $  755.00
6/02/2005       5,000       FPFX       .17       $  855.00
6/02/2005         500       FPFX       .17       $   90.00
6/06/2005         500       FPFX       .17       $   90.00
6/08/2005       1,000       FPFX       .16       $  165.00
6/09/2005       1,000       FPFX       .16       $  165.00
6/13/2005       1,000       FPFX       .18       $  185.00
6/16/2005       1,000       FPFX       .19       $  195.00
6/17/2005         500       FPFX       .19       $  100.00
6/28/2005         200       FPFX       .19       $  204.50
6/28/2005         500       FPFX       .17       $   85.00
6/29/2005       1,050       FPFX       .18       $  185.00
8/02/2005         500       FPFX       .23       $  120.00
8/04/2005       1,000       FPFX       .22       $  225.00
8/05/2005         500       FPFX       .30       $  155.00

Date        Shares Sold    Symbol   Price/Share     Amount
4/19/2005       5,000       FPFX       .11       $  539.97
4/19/2005       5,000       FPFX       .11       $  539.97
4/19/2005       5,000       FPFX       .15       $  739.96
4/19/2005       5,000       FPFX       .17       $  839.96
4/19/2005       5,000       FPFX       .17       $  839.96
4/19/2005       5,000       FPFX       .17       $  839.96
4/19/2005       5,000       FPFX       .18       $  889.96
4/20/2005       5,000       FPFX       .30       $1,489.93
4/20/2005       5,000       FPFX       .30       $1,477.93
4/22/2005       5,000       FPFX       .14       $  689.97
4/22/2005       5,000       FPFX       .14       $  689.97
4/22/2005       5,000       FPFX       .14       $  689.97
5/06/2005       5,000       FPFX       .19       $  939.96
5/06/2005       5,000       FPFX       .19       $  939.96
5/16/2005       5,000       FPFX       .17       $  839.96
5/17/2005       1,750       FPFX       .18       $  304.98
5/17/2005       5,000       FPFX       .19       $  939.96
5/19/2005       5,000       FPFX       .17       $  839.96
5/19/2005       5,000       FPFX       .17       $  839.96
5/20/2005       5,000       FPFX       .18       $  889.96
5/20/2005       5,000       FPFX       .18       $  889.96
6/08/2005       1,000       FPFX       .16       $  149.99

6/16/2005       5,000       FPFX       .17       $  839.96
6/17/2005       5,000       FPFX       .17       $  839.96
6/16/2005       5,000       FPFX       .17       $  839.96
6/16/2005       5,000       FPFX       .17       $  839.96
6/16/2005       4,000       FPFX       .17       $  839.96
7/12/2005       5,000       FPFX       .16       $  789.96
7/29/2005       5,000       FPFX       .21       $1,039.95
7/29/2005       2,250       FPFX       .20       $  444.98
7/29/2005       2,000       FPFX       .20       $  394.98
8/01/2005       5,000       FPFX       .19       $  944.96
8/02/2005       5,000       FPFX       .20       $  989.95
8/02/2005       5,000       FPFX       .20       $  989.95
8/02/2005       5,000       FPFX       .20       $  989.95
8/02/2005       5,000       FPFX       .20       $  989.95
8/02/2005       5,000       FPFX       .21       $1,039.95
8/02/2005       5,000       FPFX       .21       $1,039.95
8/02/2005       5,000       FPFX       .21       $1,039.95
8/02/2005       5,000       FPFX       .21       $1,039.95
8/02/2005       5,000       FPFX       .21       $1,039.95
8/02/2005       5,000       FPFX       .21       $1,039.95
8/04/2005       5,000       FPFX       .21       $1,039.95
8/04/2005       5,000       FPFX       .21       $1,039.95
8/04/2005       5,000       FPFX       .21       $1,039.95
8/05/2005       5,000       FPFX       .27       $1,339.04
8/05/2005       3,000       FPFX       .23       $  689.97
8/05/2005       1,000       FPFX       .23       $  229.99
8/05/2005       1,000       FPFX       .23       $  219.99
8/08/2005       5,000       FPFX       .27       $1,339.94
8/08/2005       5,000       FPFX       .27       $1,339.94
8/08/2005       5,000       FPFX       .27       $1,339.94


         Except as disclosed in this Schedule, none of the Committee members or the Committee Nominees owns any securities of the Company or any subsidiary of the Company, beneficially or of record, or was within the past year a party to any contract, arrangement or understanding with any person with respect to any such securities. Except as disclosed in this Schedule, to the knowledge of the Committee members, none of the Committee members or the Committee Nominees has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Special Meeting.



                                    IMPORTANT

         Your vote is important. No matter how many Shares you own, please give us your proxy FOR the election of the Committee Nominees by taking four steps:

   1. SIGN the enclosed proxy card exactly as name appears on the card. When shares are held jointly, joint owners should each sign. Executors, Administrators, Trustees, etc., should indicate their capacity.

   2. DATE the enclosed proxy card.

   3. MAIL the enclosed proxy card TODAY in the envelope provided (no postage is required if mailed in the United States). And

   4. CONTACT your broker and instruct the broker to execute a proxy card (for shares held in street name at Broker accounts)

         If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution (street name) only they can vote such Shares and only upon receipt of your specific instructions. Accordingly, please return the proxy card in the envelope provided or contact the person responsible for your account and instruct that person to execute the proxy card representing your Shares.


         If you have any questions or require any additional information concerning this Proxy Statement, please contact the FPFX SHAREHOLDER VALUE COMMITTEE at the address set forth below.


                        FPFX Shareholder Value Committee
                              c/o Danford L. Martin
                                  7 Egret Lane
                              Aliso Viejo, CA 92656
                        (800) 688-7757 or (877) NEW-FPFX (877-639-3739)


THE COMMITTEE URGES ALL SHAREHOLDERS TO VOTE FOR THE ELECTION OF THE COMMITTEE NOMINEES AS DIRECTORS.

                             PRELIMINARY PROXY CARD

                         FIRSTPLUS FINANCIAL GROUP, INC.
   PROXY FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD NOVEMBER 16, 2005

         THIS PROXY IS SOLICITED BY THE FPFX SHAREHOLDER VALUE COMMITTEE AND NOT BY THE BOARD OF DIRECTORS OF FIRSTPLUS FINANCIAL GROUP, INC.

The undersigned stockholder of FIRSTPLUS FINANCIAL GROUP, INC. hereby appoints Danford L. Martin (or his appointed designee) as attorney and proxy, with power of substitution and revocation, to represent the undersigned at the Special Meeting of Shareholders of FIRSTPLUS FINANCIAL GROUP, INC. to be held on such date, and at such place and time as Second Judicial District Court of the State of Nevada determines, and at any adjournment, postponement or rescheduling thereof, with authority to vote all shares held or owned by the undersigned in accordance with the directions indicated herein. This proxy, when properly executed, will cause your shares to be voted as you direct. If you return this proxy, properly executed, without specifying a choice, your shares will be voted "FOR" the nominees identified below.

THE FPFX SHAREHOLDER VALUE COMMITTEE RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED BELOW.

1. Elect as Directors the nominees listed below:

            FOR ALL NOMINEES     [_]          WITHHELD FROM ALL NOMINEES  [_]
        (Except as specified below)

(Instruction: to withhold authority to vote for any individual nominee or nominees, write that nominee's or nominees' name(s) in the space provided below)

       DANFORD L. MARTIN JAMES T. CAPRETZ JAMES P. HANSON ROBERT D. DAVIS.
    ------------------------------------------------------------------------

2. Other Matters. IN HIS DISCRETION, THE PROXY IS AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY BE PRESENTED TO THE MEETING OR ANY ADJOURNMENT, POSTPONEMENT OR RESCHEDULING THEREOF AND IS UNKNOWN TO THE FPFX SHAREHOLDER VALUE COMMITTEE AND ITS REPRESENTATIVE A REASONABLE TIME BEFORE THE COMMENCEMENT OF THE FPFX SHAREHOLDER VALUE COMMITEES' SOLICITATION OF PROXIES.

Dated:_______, 2005

------------------------------------     ---------------------------------------
Signature                                Additional Signature (if held jointly)

------------------------------------     ---------------------------------------
Print Name and (Title if applicable)     Print Name of Additional Signature

When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. The signer hereby revokes all proxies previously given by the signer to vote at the Special Meeting of Shareholders of FirstPlus Financial Group, Inc. and any adjournment, postponement or rescheduling thereof.

                         Please Mail this Proxy Card to:

                      The FPFX Shareholder Value Committee,
                                  7 Egret Lane
                              Aliso Viejo, Ca 92656